

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        For the month of August, 2000




                               724 SOLUTIONS INC.




                          4101 Yonge Street, Suite 702
                        Toronto, Ontario, Canada M2P 1N6
                    (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F         X         Form 40-F
                            ---------------             --------------

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X
                      --------------     ------------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------


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                               724 SOLUTIONS INC.
                                    Form 6-K

                                TABLE OF CONTENTS

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724 Solutions Inc. Press Release regarding Second Quarter Results           3

Signatures                                                                  8
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                                       2

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FOR FURTHER INFORMATION, PLEASE CONTACT:


Ray McManus                Stephen Rouse                      Monica Zaied
724 Solutions Inc.         Maverick PR for 724 Solutions      724 Solutions Inc
Public Relations           416-640-5518                       Investor Relations
416-228-8191               stephenr@maverickpr.com            416-228-2369
rmcmanus@724.com           -----------------------            mzaied@724.com


724 SOLUTIONS INC. REPORTS RECORD SECOND QUARTER REVENUE


TORONTO, ON  (JULY 26, 2000) - 724 Solutions Inc. (NASDAQ: SVNX and TSE:
SVN), a leading Internet infrastructure software developer for financial services providers, today reported revenue for the second quarter ended June 30, 2000, of $4.0 million - a 28 per cent increase from the first quarter. For the six months ended June 30, 2000, revenue was $7.1 million, compared to $63,000 in the same period last year. (All financial information is expressed in U.S.
dollars.)

Services revenue was $1.4 million, a 131 per cent increase on the previous quarter. Included in services revenue, consulting revenue increased five fold and reflects customers' demand for consulting and customer support services as they undertake deployment of 724 Solutions' wireless banking and brokerage software solution.

"Our continued revenue growth reflects our customers' adoption of the 724
Solutions Financial Services Platform," said Greg Wolfond, chairman and chief executive officer of 724 Solutions. "In the quarter, we significantly broadened our product offering with the closing of the ezlogin.com acquisition and strengthened our sales and distribution capability through a strategic investment and joint-marketing strategy with Corillian to offer medium-sized financial services providers a seamless wired and wireless Internet banking services solution. In addition, through SITEL, we introduced a new value-added service and revenue stream -Web-based customer service and technical support from contact centers throughout the world. Taken together, these offerings have broadened our customers' banking and brokerage functionality while enlarging the scope of 724 Solutions' business."

Building on its global expansion, the company continued to increase expenditures for research and development, sales and marketing, and general and administrative expenses. Total operating expenses for the quarter rose to $21.3 million from $12.2 million in the previous quarter. The increase in total costs was primarily related to employee growth of 34 per cent over the previous quarter from 315 employees to 421 employees as a result of the company's continued focus on research and development and the strengthening of its sales team worldwide.


                                       3
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EBITDA* in the second quarter was a loss of $13.8 million, compared with a loss of $7.6 million in the previous quarter. The company's net loss was $14.8 million in the second quarter, compared with a loss of $6.9 million in the first quarter of 2000. The net loss per share was $0.40 compared with a net loss per share of $0.20 in the first quarter 2000.

Average shares outstanding were 36.7 million in the second quarter of 2000, and
34.0 million in the first quarter of 2000.

The company is in a very strong cash position with cash and cash equivalents and short-term deposits of $199.3 million at June 30, 2000.

Subsequent to the quarter end, the company made a number of significant announcements, including licensing agreements with Mexico's largest bank, BBVA
Bancomer, and Wachovia Corporation (NYSE: WB), a leading U.S. regional bank, principally serving Florida, Georgia, North Carolina, South Carolina and
Virginia. These deals extend 724 Solutions' potential reach to its banks' customer base by 13 million to 165 million. In addition, the company joined forces with CheckFree to offer bill presentment and electronic billing via its Financial Services Platform, and with Certicom to develop the first open and standards-based, wireless Public Key Infrastructure (PKI) solution for the financial services industry. PKI protects sensitive data through encryption software and two keys: a public key for distribution to other users, and a private key, which is kept and protected by the owner.

 "Moving forward, we are looking to mirror our North American success internationally, and BBVA Bancomer represents that first milestone," said
Wolfond. "We have a strong sales pipeline and we continue to sign significant financial institutions around 724 Solutions' recurring revenue model. We believe this strategy will position 724 Solutions to deliver on its business plan in the years ahead."

724 SOLUTIONS - SUMMARY RESULTS OF OPERATIONS (UNAUDITED)
(IN 000'S OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

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                                     Three Months Ended         Six Months Ended
                                         Fiscal 2000                 June 30,
                                     June 30     March 31      2000       1999
                                     -------------------------------------------
Revenue:
Product                              $  2,591    $  2,762    $  5,353   $   931
Less: Stock-based compensation
  related to product                       --        (248)       (248)     (902)
Services                                1,377         597       1,974        34
                                     --------    --------    --------   -------
Net revenue                             3,968       3,111       7,079        63

         Operating expenses:
Cost of services revenue                2,550       1,953       4,503        20
Research and development                6,545       4,423      10,968     2,418
Sales and marketing                     3,315       2,449       5,764       509


                                       4


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

General and administrative              5,395       2,218       7,613       835
Depreciation and amortization           2,034         317       2,351       228
Stock-based compensation
   related to stock options             1,456         843       2,299        54
                                     --------    --------    --------   -------
Total operating expenses               21,295      12,203      33,498     4,064
                                     --------    --------    --------   -------
Loss from operations                  (17,327)     (9,092)    (26,419)   (4,001)
Interest income                         2,772       2,237       5,010        89
Equity in losses of affiliate            (213)        (66)       (279)       --
                                     --------    --------    --------   -------
Net income (loss)                    $(14,768)   $ (6,921)   $(21,688)  $(3,912)
                                     --------    --------    --------   -------
         Basic and diluted net
   loss per share                    $  (0.40)   $  (0.20)   $  (0.61)  $ (0.34)
Weighted-average shares used in
  computing basic and  diluted net
  loss per share (in thousands)        36,717      34,037      35,380    11,518

EBITDA*                              $(13,837)   $ (7,584)   $(21,521)  $(2,817)
                                     --------    --------    --------   -------


* Earnings (loss) before interest, taxes and non-cash items, such as, depreciation and amortization, amortization of stock-based compensation, and equity in losses of affiliate. EBITDA is presented here to provide additional information about our ability to meet our future capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles.

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SUMMARY BALANCE SHEET:                      JUNE 30, 2000      DECEMBER 31, 1999
                                            -------------      -----------------
                                             (unaudited)
Cash and cash equivalents                      $189,235              $65,287
Short-term deposits                              10,110                   -
Total assets                                    281,053               73,242
Total liabilities                                18,050               11,074
Shareholders' equity                            263,003               62,168

SECOND QUARTER HIGHLIGHTS

-        Acquisition of ezlogin.com is closed.

- Three new independent directors - Holger Kluge, a former executive at CIBC; Barry J. Reiter, chairman of the Technology Group at New York/Toronto law firm, Torys; and Heather Reisman, founder and chief executive officer of Indigo Books - are appointed to 724 Solutions' board.

- Entered into an agreement with Neomar to use its WAP infrastructure solution, which includes a WAP Microbrowser and WAP Gateway, to speed-up delivery of WAP-based wireless financial services applications for personal digital assistants.

- Corillian Corp. teams up with 724 Solutions to develop a seamless wired and wireless Internet banking services solution based on the 724 Solutions Financial Services Platform.

- The company announces plans to develop location-based services in collaboration with Maptuit, a leading supplier of wireline and wireless Internet location-based services - maps, directions, and points of interest.

- The 724 Solutions Financial Services Platform software is demonstrated on next-generation handheld devices for Microsoft's Windows-powered Pocket PC platform.

- Veev, Bank of Montreal's wireless banking and brokerage service developed based on 724 Solutions technology, is offered in French. Bank of Montreal and Telus announce the launch of Veev in British Columbia and Alberta.


- Multiple-language contact centre services are to be offered through a partnership with SITEL Corporation.

- The 724 Solutions Financial Services Platform is General Packet Radio Services- (GPRS) compliant and ready for live trials.

- President Chris Erickson and Chief Technology Officer Andre Boysen are awarded Canada's Top 40 Under 40 Award for outstanding achievement as Canadian entrepreneurs under the age of 40.

RECENT HIGHLIGHTS

- BBVA Bancomer, Mexico's largest bank, licenses 724 Solutions' wireless banking offering.

- Wachovia licenses banking and brokerage applications and announces plans to develop unique commercial wireless banking applications in partnership with 724 Solutions.

- Joined forces with CheckFree to offer bill presentment and electronic billing via the 724 Solutions Financial Services Platform.

- 724 Solutions and Certicom team to develop the first open and standards-based, wireless PKI solution for the financial services industry. Trials will commence in the fourth quarter, 2000.

         ABOUT 724 SOLUTIONS INC.


                                       6
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724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure online banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The company's solution currently enables consumers to access online banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. Its subsidiary, ezlogin.com, is a leading provider of Internet infrastructure and aggregation tools for user-driven personalization. 724 Solutions' customers include Citigroup, Bank of America, Bank of Montreal, Harris Bank, Wells Fargo, Claritybank.com, BBVA Bancomer and Wachovia. 724 Solutions' common shares are listed on the NASDAQ National Market (SVNX) and The Toronto Stock Exchange (SVN). Headquartered in Toronto, Canada, the company has offices in London, San Francisco, Sydney, Tokyo, Mountainview California and Paris. For additional information visit WWW.724.COM.

         This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that technologies for the delivery of financial or e-commerce services over the Internet and wireless networks will not be developed or be attractive to consumers as anticipated; the risk that 724 Solutions will not successfully deploy or operate services based upon the 724 Solutions Financial Services Platform; and other risks outlined in 724 Solutions' SEC filings, and filings with Canadian Securities Administrators, including but not limited to 724 Solutions' registration statement on Form F-1, prospectuses, material change reports, Annual Information Form, Form 20-F, Management Information Circular, or filings on Form 6-K. 724 Solutions does not undertake any obligation to update this forward-looking information, except as required under applicable law.


                                       7

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       724 SOLUTIONS INC.


                                       By:         /s/ KAREN BASIAN
                                             ----------------------------------
                                             Name: Karen Basian
                                             Title: Chief Financial Officer


Date:  August 3, 2000
       ---------------------


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